Exhibit 12.3: Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

In connection with the Annual Report of Van der Moolen Holding
N.V. (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Friedrich M.J. Bottcher, Chairman of the Management Board of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1 The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Friedrich M.J. Bottcher
---------------------------

Friedrich M.J. Bottcher
Chairman of the Management Board

Van der Moolen Holding N.V.

Dated: June 27, 2003

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document. A signed original of this written statement required by
Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.